Filed by: Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Westar Energy, Inc.
Commission File Number: 001-03523
Subject Company: Great Plains Energy Incorporated
Commission File Number: 001-32206
Subject Company: Monarch Energy Holding, Inc.
Commission File Number: 132-0281

GREAT PLAINS ENERGY REPORTS THIRD QUARTER 2017 RESULTS

Kansas City, Mo. (November 1, 2017) - Great Plains Energy (NYSE: GXP) today announced third quarter 2017 earnings of $3.4 million or $0.02 per share of average common stock outstanding, compared with third quarter 2016 earnings of $132.7 million or $0.86 per share. For the first nine months of 2017, Great Plains Energy reported a loss of $43.4 million or $0.20 per share, compared to earnings of $190.3 million or $1.23 per share for the same period in 2016.
Great Plains Energy’s adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) exclude certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger with Westar Energy and the previous plan to acquire Westar. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) were $162.9 million and $1.05, respectively, in the third quarter of 2017 compared with $154.2 million and $1.00, respectively, in the third quarter of 2016. For the first nine months of 2017, Great Plains Energy’s adjusted earnings (non-GAAP) were $249.8 million or $1.61 per share, compared with adjusted earnings (non-GAAP) of $265.8 million or $1.72 per share for the same period in 2016. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are reconciled to GAAP earnings (loss) in the financial tables included in this release.
“Our Company delivered solid performance for the third quarter despite the impact of cooler summer weather, including the mildest August across our service territory in more than 25 years,” said Terry Bassham, chairman and chief executive officer of Great Plains Energy.
Bassham continued, “We remain excited about our Company and future with Westar Energy. Through our merger with Westar Energy, we aim to build the best energy company in the country - one focused on delivering exceptional value to shareholders, serving customers and communities well, and maintaining a rewarding work environment for our collective employees. We have been actively engaged with stakeholders in both Kansas and Missouri on a procedural schedule for reviewing the merger and continue to expect that we will close the merger in the first half of 2018.”

Great Plains Energy Third Quarter:

GREAT PLAINS ENERGY INCORPORATED
Consolidated Earnings and Diluted Earnings Per Share
Three Months Ended September 30
(Unaudited)

			Earnings (Loss) per Great
	Earnings (Loss)		Plains Energy Share
	2017	2016	2017	2016
GAAP Earnings	(millions)
Electric Utility	$162.9	$161.1	$0.76	$1.04
Other	(152.4)	(27.5)	(0.71)	(0.18)
Net income	10.5	133.6	0.05	0.86
Preferred dividends and redemption premium	(7.1)	(0.9)	(0.03)	—
Earnings available for common shareholders	$3.4	$132.7	$0.02	$0.86
Reconciliation of GAAP to Non-GAAP
Earnings available for common shareholders	$3.4	$132.7	$0.02	$0.86
Costs to achieve the anticipated merger with Westar:
Operating expenses, pre-tax (a)	(2.4)	14.4	(0.02)	0.09
Financing, pre-tax (b)	8.2	14.3	0.05	0.09
Mark-to-market impacts of interest rate swaps, pre-tax (c)	(28.2)	1.8	(0.18)	0.01
Interest income, pre-tax (d)	(4.9)	—	(0.03)	—
Loss on Series B Preferred Stock dividend make-whole provision, pre-tax (e)	67.7	—	0.44	—
Loss on extinguishment of debt, pre-tax (f)	82.8	—	0.53	—
Write-off of Series A deferred offering expenses, pre-tax (g)	15.0	—	0.10	—
Income tax expense (benefit) (h)	14.2	(9.6)	0.08	(0.05)
Preferred stock (i)	7.1	0.6	0.05	—
Impact of October 2016 share issuance (j)	n/a	n/a	0.01	—
Adjusted Earnings (Non-GAAP)	$162.9	$154.2	$1.05	$1.00
Average Shares Outstanding			(millions)
Shares used in calculating diluted earnings per share			215.7	154.9
Adjustment for October 2016 share issuance (j)			(60.5)	—
Shares used in calculating adjusted earnings per share (Non-GAAP)			155.2	154.9
(a) Reflects legal, advisory and consulting fees, certain severance expenses and a fair value adjustment to the forward contract to issue 7.25% Mandatory Convertible Preferred Stock, Series A and are included in Costs to achieve the anticipated merger with Westar on the consolidated statements of comprehensive income (loss).
(b) Reflects fees and interest incurred to finance the acquisition of Westar under the May 2016 Merger Agreement, including fees for a bridge term loan facility and interest on Great Plains Energy's $4.3 billion senior notes issued in March 2017 and are included in Interest charges on the consolidated statements of comprehensive income (loss).
(c) Reflects the mark-to-market impacts of interest rate swaps entered into in connection with financing the acquisition of Westar under the May 2016 Merger Agreement and is included in Interest charges on the consolidated statements of comprehensive income (loss).
(d) Reflects interest income earned on the proceeds from Great Plains Energy's October 2016 equity offerings and March 2017 issuance of senior notes to fund the cash consideration for the acquisition of Westar under the May 2016 Merger Agreement and is included in Non-operating income on the consolidated statements of comprehensive income (loss).
(e) Reflects the loss on the settlement of the Series B Preferred Stock dividend make-whole provisions in connection with the redemption of Great Plains Energy's Series B Preferred Stock in August 2017 and is included within Loss on Series B Preferred Stock dividend make-whole provisions on the consolidated statements of comprehensive income (loss).
(f) Reflects the loss on extinguishment of debt due to Great Plains Energy's redemption of its $4.3 billion senior notes in July 2017 and is included within Loss on extinguishment of debt on the consolidated statements of comprehensive income (loss).
(g) Reflects the write-off of deferred offering fees as a result of the termination of the stock purchase agreement for $750 million of Series A Preferred Stock between Great Plains Energy and OCM Credit Portfolio LP and is included within Non-operating expenses on the consolidated statements of comprehensive income (loss).
(h) Reflects an income tax effect calculated at a 38.9% statutory rate, with the exception of certain non-deductible legal and financing fees.
(i) Reflects reductions to earnings available for common shareholders related to preferred stock dividend requirements for Great Plains Energy's 7.00% Series B Mandatory Convertible Preferred Stock issued in October 2016 and the redemption premiums associated with the redemption of the Series B Preferred Stock in August 2017 and cumulative preferred stock in August 2016 is included in Preferred stock dividend requirements and redemption premium on the consolidated statements of comprehensive income (loss).
(j) Reflects the average share impact of Great Plains Energy's issuance of 60.5 million shares of common stock in October 2016.

GAAP Earnings
On a per-share basis, drivers for the decrease in third quarter 2017 GAAP earnings per share compared to the same period in 2016 include $0.89 of additional costs to achieve the anticipated merger with Westar Energy as detailed in the table above as well as the following items under the heading Adjusted Earnings (non-GAAP).
Adjusted Earnings (non-GAAP)
On a per-share basis, drivers for the increase in third quarter 2017 adjusted earnings (non-GAAP) per share compared to the same period in 2016 included the following:

•	An estimated $0.05 impact from an increase in weather-normalized retail demand;

•	An approximate $0.04 increase from new retail rates in Missouri which became effective for KCP&L in June 2017 and for GMO in February 2017;

•	An approximate $0.05 increase in other margin items including $0.02 due to an increase in the recovery of throughput disincentive associated with the Company’s energy efficiency programs;

•	$0.02 in other operating and maintenance expense; and

•	$0.05 of other items.
These drivers were partially offset by the following:

•	An approximate $0.14 decrease from milder weather driven by a 15 percent decrease in cooling degree days compared to the third quarter 2016; and

•	$0.02 of depreciation and amortization.
Overall retail megawatt hour sales were down 3.0 percent in the third quarter 2017 compared to the 2016 period with the decrease primarily driven by weather. The unfavorable weather impact in the third quarter 2017, when compared to normal, was approximately $0.10 per share.

Great Plains Energy Year-to-Date:

GREAT PLAINS ENERGY INCORPORATED
Consolidated Earnings (Loss) and Diluted Earnings (Loss) Per Share
Year to Date September 30
(Unaudited)

			Earnings (Loss) per Great
	Earnings (Loss)		Plains Energy Share
	2017	2016	2017	2016
GAAP Earnings	(millions)
Electric Utility	$247.4	$278.4	$1.15	$1.80
Other	(253.5)	(86.4)	(1.18)	(0.56)
Net income (loss)	(6.1)	192.0	(0.03)	1.24
Preferred dividends and redemption premium	(37.3)	(1.7)	(0.17)	(0.01)
Earnings (loss) available for common shareholders	$(43.4)	$190.3	$(0.20)	$1.23
Reconciliation of GAAP to Non-GAAP
Earnings (loss) available for common shareholders	$(43.4)	$190.3	$(0.20)	$1.23
Costs to achieve the anticipated merger with Westar:
Operating expenses, pre-tax (a)	24.4	19.4	0.16	0.13
Financing, pre-tax (b)	85.5	19.0	0.55	0.12
Mark-to-market impacts of interest rate swaps, pre-tax (c)	1.9	78.8	0.01	0.51
Interest income, pre-tax (d)	(20.1)	—	(0.13)	—
Loss on Series B Preferred Stock dividend make-whole provision, pre-tax (e)	124.8	—	0.80	—
Loss on extinguishment of debt, pre-tax (f)	82.8	—	0.54	—
Write-off of Series A deferred offering expenses, pre-tax (g)	15.0	—	0.10	—
Income tax benefit(h)	(58.4)	(42.3)	(0.38)	(0.27)
Preferred stock (i)	37.3	0.6	0.24	—
Impact of October 2016 share issuance (j)	n/a	n/a	(0.08)	—
Adjusted Earnings (Non-GAAP)	$249.8	$265.8	$1.61	$1.72
Average Shares Outstanding			(millions)
Shares used in calculating diluted earnings (loss) per share			215.5	154.9
Adjustment for October 2016 share issuance (j)			(60.5)	—
Shares used in calculating adjusted earnings per share (Non-GAAP)			155.0	154.9
(a) Reflects legal, advisory and consulting fees, certain severance expenses and are included in Costs to achieve the anticipated merger with Westar on the consolidated statements of comprehensive income (loss).
(b) Reflects fees and interest incurred to finance the acquisition of Westar under the May 2016 Merger Agreement, including fees for a bridge term loan facility and interest on Great Plains Energy's $4.3 billion senior notes issued in March 2017 and are included in Interest charges on the consolidated statements of comprehensive income (loss).
(c) Reflects the mark-to-market impacts of interest rate swaps entered into in connection with financing the acquisition of Westar under the May 2016 Merger Agreement and is included in Interest charges on the consolidated statements of comprehensive income (loss).
(d) Reflects interest income earned on the proceeds from Great Plains Energy's October 2016 equity offerings and March 2017 issuance of senior notes to fund the cash consideration for the acquisition of Westar under the May 2016 Merger Agreement and is included in Non-operating income on the consolidated statements of comprehensive income (loss).
(e) Reflects the loss on the settlement of the Series B Preferred Stock dividend make-whole provisions in connection with the redemption of Great Plains Energy's Series B Preferred Stock in August 2017 and is included within Loss on Series B Preferred Stock dividend make-whole provisions on the consolidated statements of comprehensive income (loss).
(f) Reflects the loss on extinguishment of debt due to Great Plains Energy's redemption of its $4.3 billion senior notes in July 2017 and is included within Loss on extinguishment of debt on the consolidated statements of comprehensive income (loss).
(g) Reflects the write-off of deferred offering fees as a result of the termination of the stock purchase agreement for $750 million of Series A Preferred Stock between Great Plains Energy and OCM Credit Portfolio LP and is included within Non-operating expenses on the consolidated statements of comprehensive income (loss).
(h) Reflects an income tax effect calculated at a 38.9% statutory rate, with the exception of certain non-deductible legal and financing fees.
(i) Reflects reductions to earnings available for common shareholders related to preferred stock dividend requirements for Great Plains Energy's 7.00% Series B Mandatory Convertible Preferred Stock issued in October 2016 and the redemption premiums associated with the redemption of the Series B Preferred Stock in August 2017 and cumulative preferred stock in August 2016 is included in Preferred stock dividend requirements and redemption premium on the consolidated statements of comprehensive income (loss).
(j) Reflects the average share impact of Great Plains Energy's issuance of 60.5 million shares of common stock in October 2016.
GAAP Earnings
On a per-share basis, drivers for the decrease in year to date 2017 GAAP earnings per share compared to the same period in 2016 include $1.32 of additional costs to achieve the anticipated merger with Westar Energy as detailed in the table above as well as the following items under the heading Adjusted Earnings (non-GAAP).
Adjusted Earnings (non-GAAP)
On a per-share basis, drivers for the decrease in year to date 2017 adjusted earnings (non-GAAP) per share compared to the same period in 2016 included the following:

•
An approximate $0.23 decrease from milder weather driven by a 16 percent decrease in cooling degree days in the second and third quarters and a 7 percent decrease in heating degree days in the first quarter compared to prior year; and

•	$0.08 increase in depreciation and amortization.
These drivers were partially offset by the following:

•	An estimated $0.12 impact from an increase in weather-normalized retail demand;

•	An approximate $0.05 increase from new retail rates in Missouri which became effective for KCP&L in June 2017 and for GMO in February 2017;

•	$0.02 in other operating and maintenance expense; and

•	$0.01 of other items.
Overall retail megawatt hour sales were down 2.2 percent compared to the 2016 period with the decrease, primarily driven by weather. The unfavorable weather impact in the first nine months of 2017, when compared to normal, was approximately $0.19 per share.
On a weather-normalized basis, for the 12 months ended September 30, 2017, retail megawatt sales increased 0.2 percent, net of an estimated 0.8 percent impact from the Company’s energy efficiency programs, compared to the 2016 period.
Adjusted Earnings (Non-GAAP)
In addition to earnings available for common shareholders, Great Plains Energy's management uses adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) to evaluate earnings and earnings per share without the impact of the anticipated merger with Westar Energy. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) exclude certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger and the previous plan to acquire Westar Energy. This information is intended to enhance an investor's overall understanding of results. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are used internally to measure performance against budget and in reports for management and the Board of Directors of Great Plains Energy. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are financial measures that are not calculated in accordance with GAAP and may not be comparable to other companies’ presentations or more useful than the GAAP information.
Great Plains Energy will post its 2017 Third Quarter Form 10-Q, as well as supplemental financial information related to the third quarter on its website, www.greatplainsenergy.com.
Earnings Webcast Information:
An earnings conference call and webcast is scheduled for 9:00 a.m. ET Thursday, November 2, 2017, to review the Company’s 2017 third quarter earnings and operating results.
A live audio webcast of the conference call, presentation slides, supplemental financial information, and the earnings press release will be available on the investor relations page of Great Plains Energy’s website at www.greatplainsenergy.com. The webcast will be accessible only in a “listen-only” mode.
The conference call may be accessible by dialing (888) 353-7071 (U.S./Canada) or (724) 498-4416 (international) five to ten minutes prior to the scheduled start time. The passcode is 86543344.
A replay and transcript of the call will be available later in the day by accessing the investor relations section of the Company’s website. A telephonic replay of the conference call will also be available through November 9, 2017, by dialing (855) 859-2056 (U.S./Canada) or (404) 537-3406 (international). The pass code is 86543344.
About Great Plains Energy:
Headquartered in Kansas City, Mo., Great Plains Energy Incorporated (NYSE: GXP) is the holding company of Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company, two of the leading regulated providers of electricity in the Midwest. Kansas City Power & Light Company and KCP&L Greater Missouri Operations Company use KCP&L as a brand name. More information about the companies is available on the Internet at: www.greatplainsenergy.com or www.kcpl.com.
Forward-Looking Statements:
Statements made in this release that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.
Great Plains Energy Contacts:
Investors: Calvin Girard, Senior Manager, Investor Relations, (816) 654-1777,
calvin.girard@kcpl.com
Media: Katie McDonald, Senior Director, Corporate Communications, (816) 556-2365,
katie.mcdonald@kcpl.com

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great

Plains Energy and Westar Energy mailed the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or about October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS. Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.
Participants in Proxy Solicitation
Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.